K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L  L L P

George M. Silfen
Partner
Phone (212) 715-9522

January 14, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bluepoint Investment Series Trust (f/k/a ACAP Investment Series Trust) (the “Trust”) File Nos.: 333-182771 and 811-22723

Ladies and Gentlemen:

                    We are filing via EDGAR, on behalf of the Trust, and pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A filed on July 20, 2012 (the “Registration Statement”). The Trust currently proposes to offer one series, Bluepoint Trust (f/k/a ACAP Select Growth Fund) (the “Fund”).

                    Along with this transmittal letter, set forth below are responses to comments received from Ms. Kimberly Browning of the Securities and Exchange Commission (the “Commission”) via telephone on January 8, 2013 in connection with the Registration Statement. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.

Please move the following language from the expense table footnote in the section of the Prospectus entitled “SUMMARY OF THE FUND; Annual Fund Operating Expenses” to the section of the Prospectus entitled “SUMMARY OF THE FUND; Fund Management”:

“All organizational and offering expenses incurred by the Fund will be paid by the Adviser or its affiliates and the Fund is under no obligation to reimburse any party for such expenses.”

The requested change has been made.

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Securities and Exchange Commission
January 14, 2013

2.	Please add language to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies” discussing the credit quality of convertible bonds in which the Fund may invest.

The requested change has been made by adding the following language to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies”:

Convertible bonds may be rated below investment grade (i.e., “high-yield” or “junk” bonds) or unrated.

3.	Please remove the following language from the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies”:

“The Fund will not enter into a derivatives transaction, if, as a result, the value of collateral pledged in connection with derivatives transactions would exceed 30% of the Fund’s total assets.”

The requested change has been made.

4.	Please remove the following language from the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies”:

“Due to the Fund’s growth-oriented strategy, at times, 25% or more of the value of the Fund’s total assets may be invested in a group of related industries believed to offer growth potential.”

The requested change has been made.

5.

Please clarify and move the following language from the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies” to the section of the Prospectus entitled “MORE INFORMATION ABOUT INVESTMENT OBJECTIVE, STRATEGIES AND RELATED RISKS; More Information about the Fund’s Principal Investment Strategies”:

“The Fund may also borrow up to one third of its total assets for liquidity . . . .”

The requested change has been made.

6.	Please add language to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Risks – Equity Market Risk” discussing the voting right limitations of preferred stock.

Securities and Exchange Commission
January 14, 2013

The requested change has been made by adding the following language to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Risks – Equity Market Risk”:

Unlike common stock, preferred stock generally has limited or no voting rights.

7.

Please add language to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Risks – Equity Market Risk” discussing the credit quality risk associated with convertible bonds.

The requested change has been made by adding the following language to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Risks – Equity Market Risk”:

Convertible bonds may be rated below investment grade (i.e., “high-yield” or “junk” bonds) or unrated. These securities have a higher risk of principal and income loss, are less liquid and are more likely to experience greater price fluctuations or default than higher rated securities.

8.	Please add language to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Risks – Short Selling Risk” discussing the costs associated with short selling.

The requested change has been made by adding the following language to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Risks – Short Selling Risk”:

Further, short sales can subject the Fund to increased costs associated with any premium or interest the Fund may be required to pay in connection with a short sale.

In addition to the above, the Trust acknowledges that:

• the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its

Securities and Exchange Commission
January 14, 2013

full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust believes that these responses fully address your comments. If you have any questions regarding this filing, our responses or require further information, please call me at (212) 715-9522.

Very truly yours,

/s/ George Silfen